Exhibit 5.3

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To:	Invesco Finance PLC

Perpetual Park, Perpetual Park Drive

Henley On Thames

Oxfordshire RG9 1HH

14 October 2015

Dear Sirs

Invesco Finance PLC (the “Issuer”) U.S.$500,000,000 3.750% Senior Notes due 2026 (the “Notes”) guaranteed by Invesco Ltd.

1	We have acted as your English legal advisers in connection with the issue of the Notes and have taken instructions solely from you.

2	This opinion is limited to English law as applied by the English courts and in effect on the date of this opinion. It is given on the basis that it will be governed by and construed in accordance with English law. In particular we express no opinion on matters of federal law of the United States, the laws of any State of the United States or the laws of any other jurisdiction.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party

4.2	(in the case of each party) those documents have been validly executed and delivered by the relevant party

4.3	the meeting of the Board of Directors of the Issuer held on 1 July 2015 (in respect of which a copy of the Minutes has been supplied to us) was duly convened and constituted, a quorum was present and acting throughout and the resolutions referred to in the Minutes were duly and validly passed and have not been amended, modified or rescinded

4.4	each of the documents which are the subject of this opinion is valid and binding on each party under the law to which it is expressed to be subject where that is not English law and that words and phrases used in those documents have the same meaning and effect as they would if those documents were governed by English law

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

4.5	the Managers have complied with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any applicable secondary legislation made under it with respect to anything done by them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity) and 21 (financial promotion))

5	References in this opinion to:

5.1	the “Principal Agreements” are to the Purchase Agreement and the Indenture

5.2	the “Notes” include the Global Certificates unless the context indicates otherwise

6	Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 7 below and to any matters not disclosed to us, we are of the following opinion:

6.1	The Issuer is a company incorporated in England under the Companies Act 2006.

6.2	The Issuer has corporate power to enter into and to perform its obligations under the Principal Agreements and the Notes and has taken all necessary corporate action to authorise its execution, delivery and performance of the Principal Agreements and the Notes.

6.3	In any court proceedings taken in England for the enforcement of the provisions of the Principal Agreements or the Notes the choice of New York law as the governing law thereof will be recognised and upheld.

6.4	The submission to the jurisdiction of the New York Courts (as defined below) and appointment of an agent for the service of process contained in the Indenture and the Purchase Agreement are valid under English law as currently in force and under current practice of the English courts at the date hereof; and a final and conclusive judgment of any state or federal court in the City and State of New York (each a “New York Court” and together the “New York Courts”) in respect of any legal suit, action or proceeding brought to enforce any liability of the Issuer under the Principal Agreements (a “United States Judgment”) would be capable of being enforced by fresh proceedings in an English court against the Issuer without the necessity for a re-trial or re-examination of the matters thereby adjudicated unless:

(i)	the English court is not satisfied, in accordance with its own conflict of law principles, that the New York Court had jurisdiction over the Issuer (the English court will normally be so satisfied if the Issuer has freely submitted to the jurisdiction of the New York Court);

(ii)	the judgment is not for a specific sum of money;

(iii)	the judgment was not final and conclusive;

(iv)	the judgment was obtained by fraud or misrepresentation;

(v)	enforcement of the judgment would be contrary to English public policy or if the proceedings in which the judgment was obtained were contrary to natural justice; or

(vi)	the proceedings were of a revenue or penal nature; and

provided that:

(a)	execution of an English judgment based on a judgment of a New York Court may be stayed if the latter judgment is the subject of a pending appeal or the judgment debtor is entitled and intends to appeal against the judgment;

(b)	in any proceedings to enforce in an English court a foreign judgment (including a United States Judgment) it is open to the defendant to raise any counterclaim that he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the proceedings before the New York Court; and

(c)	by virtue of the Protection of Trading Interests Act 1980, a judgment for multiple damages will not be enforceable and under that Act, United Kingdom citizens and corporations and other persons carrying on business in the United Kingdom may recover sums paid under foreign judgments (including a United States Judgment) for multiple damages in excess of the compensation for the loss of the person in whose favour the foreign judgment was given.

6.5	Neither the execution, delivery and performance by the Issuer of the Principal Agreements, nor the creation or issue of Notes, will of itself (a) result in any violation of the Memorandum or Articles of Association of the Issuer or (b) any violation of any applicable mandatory provision of English law or regulation of general application binding on the Issuer.

7	This opinion is subject to the following:

7.1	It should be understood that we have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statements of opinion, contained in the Prospectus Supplement or the Registration Statement, or that no material facts have been omitted from it.

7.2	To the extent it relates to United Kingdom stamp duties any undertaking or indemnity given by the Issuer may be void under Section 117 of the Stamp Act 1891.

7.3	An English court may refuse to give effect to any provision of an agreement which amounts to an indemnity in respect of the costs of unsuccessful litigation brought before an English court or where the court has itself made an order for costs.

7.4	The opinions contained in paragraphs 6.3 and 6.4 above shall not be construed as expressing or implying any opinion as to the enforceability of any provisions of the Notes or the Principal Agreements under English law or as to the availability of any remedy under English law. An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances—for example, if proceedings are brought elsewhere.

7.5	Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

7.6	This opinion is addressed to you solely for your benefit in connection with your obligations under Item 601(b)(5) of Regulation S-K. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. This opinion may, however, be disclosed by you to the extent required by law, regulation or any governmental or competent regulatory authority or in connection with legal proceedings relating to the issue of the Notes, provided that no such party to whom this opinion is disclosed may rely on this opinion without our express consent. A copy of this opinion may be given to Alston & Bird LLP for the purposes of information only, since we understand that it wishes to know that an opinion has been given and to be made aware of its terms. However, we accept no responsibility or legal liability to any person other than the addressee set out on the first page of this opinion.

Yours faithfully

/s/ Linklaters LLP

Linklaters LLP

Schedule

1	A copy of the Articles of Association of the Issuer.

2	A copy of the certificate of incorporation on re-registration of a private company as a public company in relation to the Issuer dated 5 November 2012.

3	A copy of the unanimous resolutions of the Board of Directors of the Issuer dated 1 July 2015.

4	Registration statement on Form S-3 dated 8 October 2015 (the “Registration Statement”), relating to the issue of the Notes.

5	Prospectus Supplement dated 8 October 2015 (the “Prospectus Supplement”), relating to the issue of the Notes.

6	Purchase Agreement dated 8 October 2015 (the “Purchase Agreement”) between, amongst others, the Issuer, Invesco Ltd and the Managers relating to the subscription and offering of the Notes.

7	Indenture dated 8 November 2012 between, amongst others, the Issuer and the Bank of New York Mellon (the “Base Indenture”), the fourth supplemental indenture dated 14 October 2015 (the “Fourth Supplemental Indenture”) and together with the Base Indenture, the “Indenture”).

8	Global certificates (the “Global Certificates”) initially representing the Notes.

9	Copy of the Opinion dated 14 October 2015 of Alston & Bird LLP as to matters of New York, Delaware and U.S. federal law.

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